                                File No. 70-9139

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                -----------------------------------------------

                                   FORM U-1/A

                               AMENDMENT NO. 1 TO
                          JOINT APPLICATION-DECLARATION
                                      UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ------------------------------------------------

                              COLUMBIA ENERGY GROUP
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                                CLNG CORPORATION
                      COLUMBIA ATLANTIC TRADING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                   COLUMBIA ENERGY POWER MARKETING CORPORATION
                      COLUMBIA ENERGY MARKETING CORPORATION
                             ENERGY.COM CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                         COLUMBIA ASSURANCE AGENCY, INC.
                  COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                      COLUMBIA DEEP WATER SERVICES COMPANY
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                        COLUMBIA ELECTRIC CORPORATION
                     TRISTAR PEDRICK LIMITED CORPORATION
                     TRISTAR PEDRICK GENERAL CORPORATION
                    TRISTAR BINGHAMTON LIMITED CORPORATION
                    TRISTAR BINGHAMTON GENERAL CORPORATION
                     TRISTAR VINELAND LIMITED CORPORATION
                     TRISTAR VINELAND GENERAL CORPORATION
                     TRISTAR RUMFORD LIMITED CORPORATION
                    TRISTAR GEORGETOWN GENERAL CORPORATION
                    TRISTAR GEORGETOWN LIMITED CORPORATION
                        TRISTAR FUEL CELLS CORPORATION

                              TVC NINE CORPORATION
                               TVC TEN CORPORATION
                              TRISTAR SYSTEM, INC.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                         COLUMBIA ENERGY RESOURCES, INC.
                        COLUMBIA NATURAL RESOURCES, INC.
                             ALAMCO - DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                         PHOENIX-ALAMCO VENTURES, L.L.C.
                              CLARKSBURG GAS, L.P.
                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                          C/O: 900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA GAS TRANSMISSION CORPORATION
                             12801 FairLakes Parkway
                             Fairfax, VA 22030-0146

                       COLUMBIA GULF TRANSMISSION COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COLUMBIA GAS OF VIRGINIA, INC.
                             200 Civic Center Drive
                               Columbus, OH 43215

                      COLUMBIA INSURANCE CORPORATION, LTD.

                                Craig Appin House
                                 8 Wesley Street
                             Hamilton HM EX, Bermuda

------------------------------------------------------------------------------
             (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
      ----------------------------------------------------------------
               (Name of top registered holding company parent of
                         each applicant or declarant)

                           J. W. Trost, Vice President
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                   -----------------------------------------
                   (Name and address of agent for service)

         Names and Addresses of Subsidiary Company Agents for Service:

                       M. A. CHANDLER, Vice President and
                             Chief Financial Officer
                         Columbia Energy Resources, Inc.
                        Columbia Natural Resources, Inc.
                              Alamco-Delaware, Inc.
                          Hawg Hauling & Disposal, Inc.
                         Phoenix-Alamco Ventures, L.L.C.
                              Clarksburg Gas, L.P.
                     Columbia Natural Resources Canada, Ltd.
                          C/O: 900 Pennsylvania Avenue
                              Charleston, WV 25302

                            D. P. DETAR, Treasurer
                        Columbia Electric Corporation
                     TriStar Pedrick Limited Corporation
                     TriStar Pedrick General Corporation
                    TriStar Binghamton Limited Corporation
                    TriStar Binghamton General Corporation
                     TriStar Vineland Limited Corporation
                     TriStar Vineland General Corporation
                     TriStar Rumford Limited Corporation

                    TriStar Georgetown Limited Corporation
                    TriStar Georgetown General Corporation
                         TriStar Fuel Cells Corporation
                              TVC Nine Corporation
                               TVC Ten Corporation
                              TriStar System, Inc.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            S. T. MACQUEEN, Treasurer
                            Columbia LNG Corporation
                                CLNG Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                           J. W. TROST, Vice President
                  Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            P. R. ALDRIDGE, President
                      Columbia Deep Water Services Company
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                            J. W. GROSSMAN, Treasurer
                  Columbia Energy Group Capital Corporation
                      Columbia Atlantic Trading Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                             S. M. NORDIN, Treasurer
                          Columbia Propane Corporation
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                   G. A. BARNARD, Treasurer and Controller
                      Columbia Gas Transmission Corporation
                       Columbia Gulf Transmission Company
                           1700 MacCorkle Avenue, S.E.
                              Charleston, WV 25314

                              D. FURLANO, Treasurer
                      Columbia Network Services Corporation

                               CNS Microwave, Inc.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                    D. R. MCCLURE, Chief Financial Officer
                 Columbia Energy Power Marketing Corporation
                      Columbia Energy Marketing Corporation
                         Columbia Service Partners, Inc.
                         Columbia Assurance Agency, Inc.
                             Energy.com Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          R. LAWLER, Vice President and
                                Retail Controller
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                          S. B. HEATON, Vice President
                      Columbia Insurance Corporation, Ltd.
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                      A. J. SONDERMAN, Corporate Secretary
                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                             200 Civic Center Drive
                               Columbus, OH 43215
      ----------------------------------------------------------------
              (Names and Addresses of Other Agents for Service)

      Columbia Energy Group, a Delaware corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), and its subsidiary companies (collectively, "Columbia" or the "Group") hereby submit for filing this Amendment No. 1 to the Application-Declaration on Form U-1 in File No. 70-9139 to amend and restate the application in its entirety.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

      (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

      Columbia is requesting Commission approval to update and expand their existing authority in ways that will enable the Group to compete more effectively in today's challenging environment. Briefly stated, Columbia is seeking:

      1) Authorization on a continuous basis of certain activities by order to comply with the technical requirements for purposes of exemption under Rule 16; and

      2) Authorization for the Group's nonutility subsidiaries to amend their certificates of incorporation to change the par value of equity securities held by Columbia or by an intermediate Columbia subsidiary, and to declare and pay dividends of capital thus created or otherwise existing, to the extent permitted by state law.

The proposed changes are intended to enable Columbia to better serve customers, and ultimately investors, as the industry continues through a period of unprecedented change.

Rule 16 Exemptions

      Section 9(a)(1) of the Act generally requires prior approval by the Commission before Columbia or its subsidiary companies can acquire "any securities or utility assets or any other interest in any business." Rule 58 provides an exception to this requirement for the acquisition of interests in energy and gas-related companies, subject to certain conditions. Of interest here, Rule 58(a)(2) provides that: "Section 9(a) of the Act shall not apply to the acquisition by a holding company that is registered solely by reason of the ownership of voting securities of gas utility companies, or a subsidiary company thereof, of the securities of a gas-related company." A gas-related company is defined as:

      any company that, directly or indirectly through one or more affiliates, derives or will derive substantially all of its revenues (exclusive of revenues from temporary investments) from one or more of the following activities within the United States:

            (i) Activities permitted under section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810; and

            (ii) Activities specified in section 2(b) of the Gas-Related Activities Act and approved by the Commission by order under sections 9 and 10 of the Act.

The Gas-Related Activities Act ("GRAA") was intended to afford gas registered holding companies "the same degree of flexibility as exempt or non-PUHCA regulated gas companies in the acquisition of interests in certain ventures related to gas supply." The concern expressed by Senator D'Amato, the sponsor of the legislation, was that "[w]ithout this flexibility, the registered gas systems and their customers are, and will continue to be, placed at a disadvantage in the marketplace." 136 Cong. Record S17585 (Oct. 27, 1990) (floor statement of Sen. D'Amato).

      Of interest here, Section 2 of the GRAA provides:

            (a) TREATMENT OF CERTAIN ACQUISITIONS INVOLVING GAS COMPANIES OR GAS TRANSPORTATION OR STORAGE. -- The acquisition by a registered holding company of any interest in any natural gas company or of any interest in any company organized to participate in activities involving the transportation or storage of natural gas, shall be deemed, for the purposes of section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of such gas utility companies.

            (b) TREATMENT OF ACQUISITIONS RELATED TO SUPPLY OF NATURAL GAS; COMMISSION DETERMINATION OF CUSTOMER INTEREST. -- The acquisition by a registered company of any interest in any company organized to participate in activities (other than those of a natural gas company or involving the transportation or storage of natural gas) related to the supply of natural gas, including exploration, development, productions, marketing, manufacture, or other similar activities related to the supply of natural or manufactured gas, shall be deemed, for purposes of section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of such gas utility companies, if --

                  (1) the Commission determines, after notice and opportunity for hearing in which the company proposing the acquisition is in the interest of consumers of each gas utility company of such registered holding company or consumers of any other subsidiary of such registered holding company; and

                  (2) the Commission determines that such acquisition will not be detrimental to the interest of consumers of any such gas utility company or other subsidiary or to the proper functioning of the registered holding company system.

In the Rule 58 Release, the Commission explained: "Activities of the type specified in section 2(b) of [the] GRAA were intended to be included in the activities in which gas-related companies may engage, regardless of whether a Commission order approving such activities was issued under [the] GRAA or under sections 9(a) and 10 of the Act prior to the enactment of the GRAA, or both." Rule 58 Release, citing Consolidated Natural Gas Co., Holding Co. Act Release No. 26363 (Aug. 28, 1995) (sale of propane services); The Columbia Gas System, Inc., Holding Co. Act Release No. 25802 (April 22, 1993) (marketing natural gas to nonaffiliate); National Fuel Gas Co., Holding Co. Act Release No. 25265 (March 5, 1991) (marketing, storage and transportation of natural gas and pricing consultation); National Fuel Gas Co., Holding Co. Act Release No. 25265 (March 5, 1991); CNG Transmission Corp., Holding Co. Act Release No.25239 (Jan. 9, 1991) (development, construction and operation of natural gas pipelines); Consolidated Natural Gas Co., Holding Co. Act Release No. 25224 (Dec. 21, 1990) (development of technologies to enhance the supply, transportation and utilization of natural gas); National Fuel Gas Co., Holding Co. Act Release No. 24381 (May 1, 1987) (drilling and well maintenance and related services); Consolidated Natural Gas Co., Holding Co. Act Release No. 23023 (Aug. 5, 1983) (sale of natural gas byproducts); National Fuel Gas Co., Holding Co. Act Release No. 21903 (Feb. 2, 1981) (construction of underground storage facilities); The Columbia Gas System, Inc., Holding Co. Act Release No. 13610 (Nov. 27, 1957) (extraction and sale of natural gas byproducts); and National Fuel Gas Co., Holding Co. Act Release Nos. 26181 (Dec. 6, 1994) and 24381 (May 1, 1987) (pipeline construction and maintenance and related services).

      Questions have arisen with respect to the interplay of Rule 58 with Rule 16, which provides an exemption for affiliates and subsidiary companies of certain gas-related companies. Rule 16 under the Act exempts a company, and each of its affiliates, from the "obligations, duties or liabilities" imposed upon a subsidiary or affiliate of a registered holding company where the following conditions are met:

      (1) Such company is not a public utility company as defined in section 2(a)(5) of the Act;

      (2) Such company is or has been organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas;

      (3) No more than 50% of its voting securities or other voting interests are owned, directly or indirectly, by one or more registered holding companies; and

      (4) The acquisition by the registered holding company or a subsidiary thereof of its interest in such company has been approved pursuant to sections 9(a)(1) and 10 of the Act and applicable rules thereunder upon a timely application to the Commission.

Because Rule 16, on its face, requires approval under sections 9(a)(1) and 10, Columbia is requesting that the Commission issue a blanket order granting such authority with respect to the acquisition, pursuant to Rule 58, of interests in companies that have been organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas, where the requirements of Rule 16 are otherwise met. Specifically, the acquired company will not be a public utility company within the meaning of

Section 2(a)(5) of the Act, and no more than 50% of its voting securities or other voting interests will be owned, directly or indirectly, by one or more registered holding companies.

      The requested order is, in effect, a formality in that the Commission has already approved by rule the underlying nonutility activity. The Commission, in its release adopting rule 58, explained that:

            The Commission believes that the realities of the contemporary gas and electric industries, and its experience in the administration of sections 9 and 10 of the Act, permit a recognition that certain activities are an integral part of the contemporary utility business, and so may be deemed to be activities "in the ordinary course of business" of a registered holding company within the meaning of section 9(c)(3) of the Act. Rule 58 identifies such activities. The rule is variously subject to qualifications and limitations that are intended to ensure that acquisitions pursuant to the rule are appropriate in the ordinary course of business, as contemplated by section 9(c)(3), are consistent with prior orders under sections 9(a)(1) and 10, and are not detrimental to the protected interests.

Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities; Exemption of Capital Contributions and Advances to Such Companies, Holding Co. Act Release No. 26667 (Feb. 14, 1997) (the "Rule 58 Release"). The Commission also noted the rule "is intended largely to encompass investments in companies engaged in activities of the same or substantially similar character as those approved in previous orders of the Commission under sections 9 and 10." Id. at n. 26.(1)

      In the instant matter, relief would be limited to investments in the types of companies enumerated in Rule 16, each of which satisfies the definition of "gas-related company" for purposes of Rule 58.(2)

      Columbia notes that the Commission has stated that it favors, and is considering, a rulemaking that would extend the exemption under Rule 16 to both energy and gas-related companies acquired in reliance on Rule 58. See Rule 58 Release. See also National Fuel Gas Company, Holding Co. Act Release No. 26683 (March 11, 1997) (noting applicability of Rule 16


-----------------
1. Section 9(c)(3) was the vehicle for the exemption because, unlike Section 9(a)(1), it expressly contemplates implementation by rule as well as by order. The Rule 58 Release makes clear, however, that Section 9(c)(3) may not be used to circumvent Section 11(b)(1)'s prohibition of an acquisition of an interest in a business unrelated to the core utility business of a registered holding company system. See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-66 (1970), aff'd, 444 F.2d 913 (D.C. 1971).

2. The requirement of Rule 58, that a company derive "substantially all of its revenues" from gas-related activities, would ensure that such company is "primarily engaged in" the subject activity for purposes of Rule 16.

where Rule 58-exempt activity authorized by order). Pending such expansion of the rule, Columbia submits that it is appropriate for the Commission to issue an order solely for the purposes of conforming certain gas-related acquisitions to the requirements of Rule 58. The issuance of such order is necessary if registered gas systems, such as Columbia, are to avail themselves fully of the benefits of Rule 58. In these limited circumstances, where the requirements of Rule 16 are otherwise met, the grant of blanket authority under Sections 9 and 10 will not give rise to a recurrence of the evils that the Act was intended to address. Indeed, there would be no untoward consequences of the Commission's exercise of its discretion in this regard. The alternative, consideration of Rule 16 requests on a case-by-case basis, would eliminate the regulatory flexibility that the Commission has sought to create with its adoption of Rule 58.

Dividend Authorization

      Columbia seeks authority for the Group's nonutility subsidiaries to amend their certificates of incorporation to change the par value of equity securities held by Columbia or an intermediate company, and further authorize the nonutility subsidiaries to issue dividends out of capital thus created or otherwise existing, to the extent permitted by state law. The Commission previously authorized Columbia Gas of Maryland, Inc. and certain nonutility subsidiaries to reduce the number of authorized shares and to pay dividends out of the capital surplus thus created. Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); see also Holding Co. Act Release No. 26209 (Dec. 29, 1994) (authorizing subsidiaries of Columbia Electric Corporation, formerly named TriStar Ventures Corporation, to pay dividends out of capital surplus). The Commission has previously approved the payment of dividends out of capital surplus by nonutility subsidiaries of registered holding companies in circumstances in which such payments would not impair the subsidiary's ability to meet its obligations, and the subsidiary's assets would be sufficient to meet its anticipated expenses and liabilities. See Central Ohio Coal Co., Holding Co. Act Release No. 26573 (Sept. 16, 1996), citing Columbus Southern Power Co., Holding Co. Act Release No. 26152 (Oct. 28, 1994), Columbia Alaskan Gas Transmission Corp., Holding Co. Act Release No. 23893 (Nov. 5, 1985). More recently, the Commission has broadly authorized such payments by project parents and holding companies over QFs, EWGs, FUCOs and other energy related companies. See The Southern Company, Holding Company Act Release No. 26738 (July 2, 1997) (releasing jurisdiction over authority for existing and future subsidiaries of nonutility holding company, including energy-related companies, to pay dividends out of capital or unearned surplus to extent permitted under applicable state law); Cinergy Corp., Holding Co. Act Release No. 26719 (May 22, 1997) (nonutility subsidiary holding company, and existing and future exempt project parent companies authorized to pay dividends out of capital surplus to extent permitted under state law); and Northeast Utilities, Holding Co. Act Release No. 26691 (March 25, 1997).

      Situations may arise in which one or more of Columbia's nonutility subsidiaries will have unrestricted cash available for distribution in excess of current and retained earnings. In such situations, payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. Absent Commission authorization to pay dividends out of capital or unearned surplus, the cash would be trapped at a subsidiary level where there is no need for it. The ability to pay dividends to Columbia in these situations will benefit the Group because Columbia will be able to use the dividends to reduce outstanding external financings and/or to fund other subsidiary operations.

                                  * * * * *

      Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates an indefinite period as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders. See, e.g., Columbia Energy Group, Holding Co. Act Release No. 26820 (Jan. 23, 1998).

      (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

      Not applicable.

      (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

      Not applicable.

      (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

      Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal Fees in connection with the Preparation
      of the Application-Declaration                           $8,000.00
                                                            ------------
                                                            ------------

      (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

      Columbia Energy Group Service Corporation has rendered legal services at cost in connection with the Joint Application-Declaration.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

      The request for authorization under Sections 9 and 10 in connection with acquisitions of certain gas-related companies pursuant to Rule 58 is subject to Sections 9, 10, 11 and Rules 16 and 58.

      The request for authorization for the Group's nonutility subsidiaries to amend their certificates of incorporation to change the par value of equity securities held by Columbia or an intermediate company, and further to issue dividends out of capital thus created or otherwise existing, to the extent permitted by state law is subject to Sections 6, 7, and 12, and rules thereunder.

      (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

      Not applicable.

ITEM 4.  REGULATORY APPROVAL

      (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

      Virginia and Pennsylvania have jurisdiction over any contract or arrangement between Columbia Gas of Virginia, Inc. and Columbia Gas of Pennsylvania, respectively, and an affiliated company. Such affiliate transactions would occur, if at all, in connection with the IP Sub. To the extent that the relevant orders are not received by the time that the Commission is prepared to issue its order in the instant matter, Columbia requests that the Commission condition its approval upon the receipt of the necessary state orders.

      (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

      Copies of relevant filings with and orders obtained from any state commission will be provided to this Commission.

ITEM 5.  PROCEDURE

      (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

      It is requested that the Commission issue its Notice by November 1, 1998 and its order on or before December 15, 1998.

      (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

      Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      (a) Exhibits

      F. Opinion of Counsel for Columbia and Subsidiaries (to be filed by Amendment).

      G.  Form of Notice (Amended).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

      The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

      (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

      No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                    SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

      The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


            COLUMBIA ENERGY GROUP

DATE: October 14, 1998  by: //s//M. W. O'Donnell
                        ---------------------------------
                        M. W. O'Donnell, Senior Vice President & Chief Financial Officer


            COLUMBIA INSURANCE CORPORATION, LTD.


DATE: October 14, 1998  by: //s//N. A. Parillo
                        ---------------------------------
                        N. A. Parillo, President


            COLUMBIA ENERGY RESOURCES, INC.
            COLUMBIA NATURAL RESOURCES, INC.
            ALAMCO-DELAWARE, INC.
            HAWG HAULING & DISPOSAL, INC.
            PHOENIX-ALAMCO VENTURES, L.L.C.
            CLARKSBURG GAS, L.P.
            COLUMBIA NATURAL RESOURCES CANADA, LTD.

DATE: October 14, 1998  by://s//M. A. Chandler
                        ------------------------------------
                        M. A. Chandler, Vice President and Chief Financial
                        Officer

            COLUMBIA DEEP WATER SERVICES COMPANY

DATE: October 14, 1998  by://s//P. R. Aldridge
                        ------------------------------------
                        P. R. Aldridge, President


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



            COLUMBIA GAS OF KENTUCKY, INC.
            COLUMBIA GAS OF OHIO, INC.
            COLUMBIA GAS OF MARYLAND, INC.
            COLUMBIA GAS OF PENNSYLVANIA, INC.
            COLUMBIA GAS OF VIRGINIA, INC.
            COLUMBIA NETWORK SERVICES CORPORATION
            CNS MICROWAVE, INC.
            COLUMBIA GULF TRANSMISSION COMPANY
            COLUMBIA GAS TRANSMISSION CORPORATION
            COLUMBIA PROPANE CORPORATION
            COLUMBIA ENERGY GROUP SERVICE CORPORATION
            COLUMBIA LNG CORPORATION
            COLUMBIA LNG CORPORATION
            COLUMBIA ATLANTIC TRADING CORPORATION
            COLUMBIA ENERGY SERVICES CORPORATION
            COLUMBIA ENERGY POWER MARKETING CORPORATION
            COLUMBIA ENERGY MARKETING CORPORATION
            ENERGY.COM CORPORATION
            COLUMBIA SERVICE PARTNERS, INC.
            COLUMBIA ASSURANCE AGENCY, INC.
            COLUMBIA ENERGY GROUP CAPITAL CORPORATION
            COLUMBIA ELECTRIC CORPORATION
            TRISTAR PEDRICK LIMITED CORPORATION
            TRISTAR PEDRICK GENERAL CORPORATION
            TRISTAR BINGHAMTON LIMITED CORPORATION
            TRISTAR BINGHAMTON GENERAL CORPORATION
            TRISTAR VINELAND LIMITED CORPORATION
            TRISTAR VINELAND GENERAL CORPORATION
            TRISTAR RUMFORD LIMITED CORPORATION
            TRISTAR GEORGETOWN GENERAL CORPORATION
            TRISTAR GEORGETOWN LIMITED CORPORATION
            TRISTAR FUEL CELLS CORPORATION
            TVC NINE CORPORATION
            TVC TEN CORPORATION
            TRISTAR SYSTEM, INC.

DATE: October 14, 1998  by://s//J. W. Trost
                        ------------------------------------
                        J. W. Trost, Vice President


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
EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.               )

___________________, 1998

      Columbia Energy Group ("Columbia"), 12355 Sunrise Valley Drive, Suite 300, Reston, VA 20191-3458, a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), and its subsidiary companies are requesting Commission approval to update and expand their existing authority with respect to certain nonutility activities and system organization that will enable them to compete effectively in today's challenging environment. Specifically, Columbia asks the Commission to authorize by order certain activities for purposes of exemption under Rule 16, and to authorize the nonutility subsidiaries of Columbia to amend their certificates of incorporation to change the par value of equity securities held by Columbia or by an intermediate Columbia subsidiary, and to declare and pay dividends of capital thus created or otherwise existing, to the extent permitted by state law. The proposed changes are intended to enable Columbia to better serve customers, and ultimately investors, as the industry continues through a period of unprecedented change.

      The joint application-declaration and any amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _____________ , to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                                Jonathan G. Katz
                                    Secretary

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